Exhibit 4.35

Promissory Note

FOR VALUE RECEIVED, Column A, a Chinese citizen (the “Borrower”), hereby unconditionally promises to pay to the order of Mai Wang Trading (Shanghai) Co., Ltd., a Chinese wholly foreign owned company, or its assignee(s) (collectively, the “Lender”), the principal sum of Column B, as the principal amount under the loan (“Loan”).

1.             Maturity:  The Loan shall become due and payable until the earlier of (i) the date on which the Lender, at its sole and absolute discretion, delivers the Exercise Notice to the Borrower pursuant to the Exclusive Purchase Option Agreement, whereby the Borrower shall transfer the Interests to the Lender or to the Lender’s designated natural or legal Persons; and (ii) the date on which ML Shopping is dissolved, liquidated, becomes bankruptcy or otherwise terminated in accordance with the Articles of Association of ML Shopping and relevant PRC laws and regulations from the date of the execution of this note.  The Loan may be renewed pursuant to the Loan Agreement executed between the Lender and the Borrower as of Column C (the “Loan Agreement”).

2.             Default and Remedy:  Upon the occurrence of any Event of Default specified in the Loan Agreement, the Loan shall automatically become immediately due and payable together with all Default Interest (as defined in the Loan Agreement) accrued and all other obligations payable under the Loan Agreement without any notice.

By:	/s/ Column A

Name:	Column A

Date:

	Column A	Column B	Column C
1	HUANG WEI LING	RMB3,000,000	Nov 8, 2013
2	LIU GUISHENG	RMB500,000	Sep 17, 2010
3	SANG XIAOBING	RMB1,500,000	Feb 10, 2012